B2GOLD CORP.
Consolidated Financial Statements
December 31, 2015 and 2014

March 15, 2016

Independent Auditor’s Report

To the Shareholders of B2Gold Corp.

We have completed integrated audits of B2Gold Corp.’s December 31, 2015 and December 31, 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of B2Gold Corp., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited B2Gold Corp’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s annual report on internal control over financial reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, B2Gold Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2015	2014

Gold revenue	$553,656	$486,624

Cost of sales

Production costs (Note 21)	(299,317)	(263,739)
Depreciation and depletion	(144,294)	(112,556)
Royalties and production taxes	(23,016)	(16,461)

Total cost of sales	(466,627)	(392,756)

Gross profit	87,029	93,868

General and administrative	(36,392)	(37,977)
Share-based payments (Note 14)	(15,215)	(16,105)
Provision for non-recoverable input taxes	(660)	(16,264)
Foreign exchange losses	(3,169)	(3,983)
Impairment of goodwill and other long-lived assets (Note 6)	(107,984)	(734,378)
Write-off of mineral property interests (Note 10)	(16,095)	(21,465)
Other	(4,479)	(4,994)

Operating loss	(96,965)	(741,298)

Unrealized gain on fair value of convertible notes (Note 12)	6,903	9,797
Gain on sale of Bellavista property (Note 10)	2,192	-
Community relations	(4,687)	(7,529)
Interest and financing expense	(16,104)	(5,695)
Realized losses on derivative instruments (Note 16)	(5,367)	(1,867)
Unrealized losses on derivative instruments (Note 16)	(23,487)	(50)
Write-down of long-term investments (Note 9)	(6,752)	(7,194)
Other	823	2,386

Loss before taxes	(143,444)	(751,450)

Current income tax, withholding and other taxes (Note 18)	(9,171)	(24,251)
Deferred income tax recovery (Note 18)	7,502	109,316

Net loss for the year	$(145,113)	$(666,385)

Attributable to:
Shareholders of the Company	$(149,946)	$(665,273)
Non-controlling interests	4,833	(1,112)

Net loss for the year	$(145,113)	$(666,385)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.16)	$(0.90)
Diluted	$(0.16)	$(0.90)

Weighted average number of common shares outstanding (in thousands)
Basic	922,114	741,097
Diluted	922,114	741,097

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2015	2014
Net loss for the year	$(145,113)	$(666,385)
Other comprehensive (loss) income
Items that may be reclassified subsequently to net income:
- Cumulative translation adjustment (“CTA”)	(23,208)	(32,051)
- Unrealized (loss) gain on investments, net of deferred tax expense (Note 9)	(1,493)	1,037
Other comprehensive loss for the year	(24,701)	(31,014)
Total comprehensive loss for the year	$(169,814)	$(697,399)
Total other comprehensive loss attributable to:
Shareholders of the Company	$(23,962)	$(30,331)
Non-controlling interests	(739)	(683)
	$(24,701)	$(31,014)
Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(173,908)	$(695,604)
Non-controlling interests	4,094	(1,795)
	$(169,814)	$(697,399)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2015	2014

Operating activities
Net loss for the year	$(145,113)	$(666,385)
Mine restoration provisions settled (Note 13)	(414)	(1,721)
Non-cash charges (Note 19)	313,100	794,367
Changes in non-cash working capital (Note 19)	14,252	3,773
Changes in long-term value added tax receivables	(6,423)	(12,794)

Cash provided by operating activities	175,402	117,240

Financing activities
Drawdowns on old revolving credit facility, net of transaction costs (Note 12)	25,000	73,717
Drawdowns on new revolving credit facility, net of transaction costs (Note 12)	218,661	-
Repayment of old revolving credit facility (Note 12)	(150,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 12)	3,883	19,689
Repayment of Otjikoto equipment loan facility (Note 12)	(6,865)	(5,449)
Payment of finance lease obligations (Note 12)	-	(16,017)
Repayment of Nicaraguan equipment loans (Note 12)	(1,531)	(868)
Common shares issued for cash (Note 14)	563	2,820
Interest and commitment fees paid	(14,584)	(13,896)
Restricted cash movement	263	(3,725)

Cash provided by financing activities	75,390	56,271

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and pre-production costs net of sales proceeds	(34,780)	(173,180)
Masbate Mine, development and sustaining capital	(37,691)	(39,889)
Libertad Mine, development and sustaining capital	(20,503)	(28,363)
Limon Mine, development and sustaining capital	(18,846)	(15,539)
Fekola Project, development	(91,439)	-
Fekola Project, pre-construction	(37,926)	-
Gramalote, prefeasibility and exploration	(10,638)	(14,015)
Other exploration and development (Note 19)	(33,997)	(40,670)
Purchase of non-controlling interest (Note 10)	(6,138)	-
Acquisition of rights (Note 10)	(4,000)	-
Sale of EVI preference shares	-	5,487
Cash acquired on Papillon acquisition (Note 7)	-	32,189
Papillon acquisition costs paid (Note 7)	-	(14,890)
Other	1,041	(1,273)

Cash used by investing activities	(294,917)	(290,143)

Decrease in cash and cash equivalents	(44,125)	(116,632)

Effect of exchange rate changes on cash and cash equivalents	(3,296)	(3,540)

Cash and cash equivalents, beginning of year	132,564	252,736

Cash and cash equivalents, end of year	$85,143	$132,564

Supplementary cash flow information (Note 19)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2015	2014

Assets
Current
Cash and cash equivalents	$85,143	$132,564
Accounts receivable and prepaids	11,532	14,446
Value-added and other tax receivables	20,597	16,671
Inventories (Note 8)	86,324	95,991
	203,596	259,672
Assets classified as held for sale (Note 10)	-	2,787
Long-term investments (Note 9)	10,163	18,408
Value-added tax receivables	24,804	25,405
Mining interests (Notes 6, 10 and Note 25 – Schedules)
- Owned by subsidiaries	1,723,366	1,722,807
- Investments in joint ventures	42,394	67,926
Other assets (Note 11)	20,059	21,593
	$2,024,382	$2,118,598
Liabilities
Current
Accounts payable and accrued liabilities	$58,744	$53,055
Current taxes payable	10,686	16,610
Current portion of long-term debt (Note 12)	11,726	10,456
Current portion of derivative instruments at fair value (Note 16)	10,618	2,406
Current portion of mine restoration provisions (Note 13)	483	1,062
Other	6,663	1,130
	98,920	84,719
Liabilities associated with assets held for sale (Note 10)	-	4,009
Derivative instruments at fair value (Note 16)	18,968	694
Long-term debt (Note 12)	451,466	368,832
Mine restoration provisions (Note 13)	63,539	51,957
Deferred income taxes (Note 18)	68,939	77,579
Employee benefits obligation	6,814	5,468
Other long-term liabilities (Note 10)	3,197	-
	711,843	593,258
Equity
Shareholders’ equity
Share capital (Note 14)
Issued: 927,073,436 common shares (Dec 31, 2014 – 917,652,046)	2,036,778	2,018,468
Contributed surplus	70,051	59,789
Accumulated other comprehensive loss	(96,254)	(71,553)
Deficit	(706,891)	(536,617)
	1,303,684	1,470,087
Non-controlling interests (Note 10)	8,855	55,253
	1,312,539	1,525,340
	$2,024,382	$2,118,598

Commitments (Note 23)
Subsequent events (Note 24)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

				2015
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss		Deficit	Non- controlling interests	Total equity
Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553	) $	(536,617)	$55,253	$1,525,340
Jan. 1, 2015 to Dec. 31, 2015:
Net loss for the year	-	-	-	-		(149,946)	4,833	(145,113)
Acquisition of non-controlling interest (Note 10)	3,111	6,000	-	-		(12,328)	(45,470)	(51,798)
Acquisition of rights (Note 10)	2,995	4,700	-	-		(8,000)	-	(3,300)
Funding on behalf of non- controlling interest	-	-	-	-		-	(5,022)	(5,022)
Shares issued for mineral interest	175	206	-	-		-	-	206
Cumulative translation adjustment	-	-	-	(23,208)		-	(739)	(23,947)
Unrealized loss on investments	-	-	-	(1,493)		-	-	(1,493)
Exercise of stock options	576	564	-	-		-	-	564
Shares issued on vesting of RSU	2,564	6,363	(6,363)	-		-	-	-
Share based payments	-	-	17,102	-		-	-	17,102
Transfer to share capital on exercise of stock options	-	477	(477)	-		-	-	-
Balance at December 31, 2015	927,073	2,036,778	70,051	(96,254)		(706,891)	8,855	1,312,539

				2014
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity
Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
Jan. 1, 2014 to Dec. 31, 2014:
Net loss for the year	-	-	-	-	(665,273)	(1,112)	(666,385)
Shares issued for Papillon acquisition (Note 7)	237,391	484,277	-	-	-	-	484,277
Non-controlling interest arising on acquisition (Note 7)	-	-	-	-	-	45,348	45,348
Funding of non-controlling interests	-	-	-	-	(3,984)	3,984	-
Cumulative translation adjustment	-	-	-	(32,051)	-	(683)	(32,734)
Unrealized gain on investments	-	-	-	1,037	-	-	1,037
Shares issued on exercise of stock options	2,926	2,820	-	-	-	-	2,820
Shares issued on vesting of RSU	2,615	8,114	(8,114)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments	-	-	19,595	-	-	-	19,595
Transfer to share capital on exercise of stock options and incentive plan	-	4,025	(4,025)	-	-	-	-
Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Nicaragua, Finland and Chile.

The Company operates the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015, the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2015. These consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2016.

3	Recent accounting pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

% interest

- Philippines Gold Processing & Refining Corporation (“Masbate”)	100
- Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
- Triton Minera S.A. (“Limon”)	95
- B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
- Songhoi Resources SARL (“Fekola”) (Note 10)	100
- Kiaka Gold SARL (“Kiaka”) (Note 10)	100
- Mocoa Ventures Ltd. (“Mocoa”)	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote and Quebradona properties located in Colombia operate as incorporated joint ventures with AngloGold Ashanti Limited (“AngloGold”) which are accounted for as jointly controlled entities (“JCEs”). The Company does not control, either directly or indirectly, these JCEs. B2Gold accounts for its interest in these JCEs using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 14) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to $nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation) and are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, depreciation, amortization or impairment.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•

Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•

Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non- monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair value due to the short term to maturity. Where necessary, accounts receivable are net of allowances for uncollectable amounts. Accounts receivable are classified as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Debt

The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit and loss or loans and borrowings, as appropriate. Debt classified as loan and borrowings is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt classified as fair value through profit and loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and are accounted for on an individual project basis. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs.

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits, and
•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs of disposal” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires estimates and assumptions that affect the amounts reported in these financial statements. These estimates and assumptions concerning the future may differ from actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These sources of estimation uncertainty have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. As at December 31, 2015, the Company recorded provisions totalling $4 million (2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Change in functional currency

Following commencement of commercial production at Otjikoto, the Company determined that the functional currency of its Namibian subsidiaries which own the Otjikoto Mine changed from the Namibian dollar to the United States dollar. This change resulted from the Company determining that the mining operations now operate primarily within an economic environment where the functional currency is the United States dollar. Key factors considered in this assessment include the currency in which gold sales are delivered, the underlying currency in which operating costs are determined and the Company’s intra-group funding arrangements.

6	Impairment of goodwill and long-lived assets

During the year ended and as at December 31, 2015, the long-term consensus gold price continued to be below the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans of $1,300 per ounce of gold. The prolonged decline of the long-term gold price was considered to be an impairment indicator. Consequently, the Company has revised its long-term gold price estimate to $1,250 per ounce of gold.

The Company has performed impairment tests on the following cash-generating units (“CGUs”): Otjikoto Mine, Masbate Mine, Libertad Mine, Limon Mine and the Fekola Project. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for the Libertad Mine long-lived assets, the Limon Mine long-lived assets and the Company’s investment in Gramalote as described below.

During 2014, the Company recorded impairment charges for the goodwill relating to the Masbate Mine, Masbate Mine long-lived assets and the Company’s investment in Gramalote.

Libertad long-lived assets

The Company conducted an impairment analysis whereby the carrying values of the Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value using the fair value less costs of disposal (“FVLCD”) at December 31, 2015. In carrying out the review of Libertad’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Key assumptions used for the impairment test at December 31, 2015 were:

- Long-term gold price	$1,250/ounce
- Silver price	$17/ounce
- Mine life	2016 to 2018
- Discount rate	5%

The Company’s analysis concluded that the carrying values of the Libertad Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $48.9 million. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $14.7 million was $34.2 million.

Limon long-lived assets

The Company conducted an impairment analysis whereby the carrying values of the Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value using the FVLCD at December 31, 2015. In carrying out the review of Limon’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2015 were:

- Long-term gold price	$1,250/ounce
- Silver price	$17/ounce
- Mine life	2016 to 2019
- Discount rate	5%

The Company’s analysis concluded that the carrying values of the Limon Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $22.9 million. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $6.6 million was $16.3 million.

Investment in Joint Venture – Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s recoverable amount which was determined to be its FVLCD. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment. The company used an updated long-term gold price assumption of $1,250 per ounce of gold (2014 - $1,300 per ounce) and a discount rate of 6.5% (2014 – 6.5%) . Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $36.2 million (2014 - $96.3 million) being recorded in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Sensitivities

These recoverable amounts are most sensitive to changes in long-term prices gold prices and discount rates. A decrease in long-term gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on our mine plans, in isolation, a US$50 decrease in long-term gold price assumptions would result in additional reductions in post-tax recoverable amounts of approximately $12.7 million for Libertad, $8 million for Limon, and $32.6 million for Gramalote, respectively. A 50 basis point increase in the discount rate would result in additional reductions in recoverable amounts of approximately $0.8 million for Libertad, $0.7 million for Limon, and $12.2 million for Gramalote, respectively.

Masbate long-lived assets

During the quarter ended December 31, 2014 and subsequent to year-end, the Company completed an updated metallurgical recovery sampling and analysis program as part of the expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year-end reserve and resource estimates. The Company also determined not to proceed with an expansion of the Masbate mill at this time in order to focus its construction team and resources on development of the Fekola Project. The finalized metallurgical report, updated reserve and resource estimates and change in assumption regarding the Masbate mill expansion resulted in a decline in the life-of-mine recovery rate and production ounces for the Masbate Mine. This was considered an impairment indicator at December 31, 2014.

The Company’s impairment analysis concluded that the carrying values of the Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at December 31, 2014 were impaired resulting in a pre-tax impairment charge of $436.0 million consisting of $362.1 million impairment of property, plant and equipment and $73.9 million impairment of undeveloped mineral interests. The net impairment recorded in the statement operations for the year ended December 31, 2014 after taking into account a deferred income tax recovery of $130.8 million was $305.2 million. The Company updated this analysis at December 31, 2015 using the amended long-term gold price and updated operating and capital expenditure assumptions and concluded that no further impairment was required.

Masbate goodwill

At September 30, 2014, and in light of the reduction in the long-term gold price, the Company conducted a goodwill impairment analysis. The Company’s analysis concluded that the full carrying value of Masbate Mine related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations for the year ended December 31, 2014.

7	Acquisition of Papillon Resources Limited

On October 3, 2014, the Company completed the scheme of arrangement (“Merger”) by which the Company acquired all of the issued ordinary shares of Papillon Resources Limited (“Papillon”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of Papillon based on an exchange ratio of 0.661 of a common share of B2Gold for each Papillon ordinary share. In addition, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of the Company shares that corresponded to the value of the “in-the-money” portion of their Papillon options. The primary asset acquired was the Fekola Project located in Mali.

The arrangement was accounted for as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of the acquisition was approximately $493.3 million, and included the fair value of the shares issued of $484.3 million, based on the issuance of 237,390,819 shares at Cdn.$2.25 per share and a foreign exchange rate of Cdn.$1.1031 to $1, plus transaction costs of approximately $9.0 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The purchase price was calculated as follows:

$
Common shares issued (237,390,819 common shares)	484,277
Transaction costs	9,026
Total purchase price	493,303

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	32,189
Accounts receivable and prepaids	1,241
Mining interests – Fekola	507,627
Mining interests – Mali other	6,067
Accounts payable and accrued liabilities	(8,473)
Non-controlling interest	(45,348)

493,303

Included in Papillon’s accounts payable and accrued liabilities acquired on September 22, 2014 was $5.9 million for Papillon’s transaction costs.

8	Inventories

	2015	2014
	$	$

Gold and silver bullion	14,273	26,922
In-process inventory	10,783	9,379
Ore stock-pile inventory	8,720	14,134
Materials and supplies	52,548	45,556

	86,324	95,991

Ore stock-pile inventory includes amounts for the Masbate Mine of $3.4 million (2014 - $9.8 million) and for the Otjikoto Mine of $5.2 million (2014 – $3.5 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Long-term investments

	2015				2014
	Cost $	Total Impairment $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(16,108)	839	4,924	20,193	(13,144)	-	7,049
RTG Mining Inc.	13,400	(10,071)	-	3,329	13,400	(6,391)	-	7,009
Calibre Mining Corp.	5,716	(4,330)	131	1,517	5,716	(4,345)	2,508	3,879
Kronk Resources Inc.	496	(106)	-	390	496	-	(31)	465
Goldstone Resources Ltd.	20	(17)	-	3	20	-	(14)	6

Balance, end of year	39,825	(30,632)	970	10,163	39,825	(23,880)	2,463	18,408

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA Mining Limited in 2013 acquired investments in the securities of St. Augustine Gold & Copper Ltd. and RTG Mining Inc.

During 2015, the Company recorded an impairment loss totalling $6.8 million (2014 - $7.2 million) in the statement of operations, as a result of a significant further decline in the fair value of its available-for-sale equity securities.

At December 31, 2015, the Company recorded a $1.5 million unrealized loss net of related deferred income taxes of $nil (2014 - $1.1 million unrealized gain net of related deferred income taxes of $0.1 million) in the statement of other comprehensive income (“OCI”), as a result of a change in the fair value of its investments.

Kronk Resources Inc. is a related party by virtue of having three directors who are also senior executives of the Company.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Mining interests

	2015	2014
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	437,591	-
Accumulated depreciation and depletion	(41,810)	-
	395,781	-
Masbate Mine, Philippines
Cost, net of impairment (Note 6)	472,021	420,644
Accumulated depreciation and depletion	(125,574)	(91,706)
	346,447	328,938
Libertad Mine, Nicaragua
Cost, net of impairment (Note 6)	272,295	296,102
Accumulated depreciation and depletion	(169,721)	(127,704)
	102,574	168,398
Limon Mine, Nicaragua
Cost, net of impairment (Note 6)	140,791	142,772
Accumulated depreciation and depletion	(87,197)	(62,865)
	53,594	79,907
Masbate undeveloped mineral interests, net of impairment (non-depletable)	72,682	85,078
Mine under construction (non-depletable)
Fekola, Mali (Note 7)	631,524	-
Otjikoto, Namibia	-	430,668
	631,524	430,668
Exploration and evaluation properties (non-depletable)
Fekola, Mali (Note 7)	-	514,965
Kiaka, Burkina Faso	63,339	59,062
Mocoa, Colombia	28,717	28,652
Calibre, Nicaragua	11,252	10,022
Pavon, Nicaragua	-	6,238
Other	16,528	10,066
	119,836	629,005
Corporate & other
Office, furniture and equipment, net	928	813
	1,723,366	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment (Note 6)	41,193	66,725
Quebradona, Colombia	1,201	1,201
	42,394	67,926
	1,765,760	1,790,733

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Masbate

During the fourth quarter of 2015, the Company reclassified $5.2 million (2014 - $17.5 million) from the Masbate undeveloped mineral interest to the Masbate Mine based on the conversion of undeveloped mineral interests to resource ounces during the year and wrote off $7.2 million based on drilling and exploration results.

At December 31, 2014, the Company recorded an impairment of $362.1 million relating to Masbate property, plant and equipment and $73.9 million relating to Masbate undeveloped mineral interests (Note 6).

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production were recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment.

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million (2014 - $13.7 million). This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the old revolving corporate credit facility (Note 12).

Libertad

At December 31, 2015, the Company recorded an impairment of $48.9 million relating to Libertad property, plant and equipment (Note 6).

Limon

At December 31, 2015, the Company recorded an impairment of $22.9 million relating to Limon property, plant and equipment (Note 6).

Fekola

Purchase of Fekola non-controlling interest

The Company owned a 90% interest in the Fekola project following its acquisition of Papillon in September 2014 (Note 7). The property is located in Mali. The current exploration licence (the “Fekola Licence”) was 90% owned by the Company (indirectly through its subsidiary Songhoi Resources SARL). The remaining 10% of Songhoi was owned by a local Malian company.

In January 2015, the Company purchased the 10% non-controlling interest, owned by a private Malian company, in Songhoi Resources SARL (“Songhoi”). Songhoi is the entity that holds the Fekola Project in Mali. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2016) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

The fair value of the NSR was determined using a discounted cash flow model incorporating estimates and assumptions that included such factors as future production levels, metallurgical recoveries, a future long-term gold price of $1,300 and a discount rate of 6%. The fair value of the NSR was estimated at $38.1 million and has been treated as a reduction of the Fekola mineral property.

The non-controlling interest relating to Songhoi has been reduced by $45.5 million to reflect the ownership change. The difference between the value of the consideration described above and the book value of the non-controlling interest has been recognized as a charge to retained deficit.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Pursuant to applicable mining law, when the project advances to development and production stage, an exploitation company will be formed with the Company contributing a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

Reclassification from exploration and evaluation expenditures to mineral properties and mine development costs

On June 30, 2015, the Company determined that the technical feasibility and commercial viability of the Fekola Project had been established. As a result, the costs associated with Fekola Project were reclassified from exploration and evaluation expenditures to mineral properties and mine development costs as of that date.

Upon reclassification, the Company concluded that the property met the definition of a qualifying asset under IAS 23 and began capitalizing interest costs on its borrowings attributable to funds spent on development. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 12). For the year ended December 31, 2015, the Company capitalized $1.1 million (2014 - $nil) of interest costs.

Acquisition of rights

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali.

On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold issued shares for a total value of $4 million and made a cash payment of $4 million. The 1% dividend was considered to be equivalent to a non-controlling interest because it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Kiaka

The Company owns a 90% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso. The current exploration licence (the “Kiaka Licence”) is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to a 10% carried interest held by a Cypriot company, GAMS – Mining F&I Ltd (“GAMS”), with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each of Kiaka Gold SARL and the Cypriot company contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

Pavon

On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project, citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.5 million have been recorded as an expense in the statement of operations.

Calibre

On September 9, 2013, the Company and Calibre Mining Corp. (“Calibre”) entered into a joint operation agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint operation between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2018. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Bellavista – Asset held for sale

On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the “Optionee”), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company’s Bellavista project located in Miramar, Costa Rica. On December 23, 2014 the Optionee exercised the option. The sale was completed on January 15, 2015 when the Optionee acquired control and acquired 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project. The gain on sale of the Bellavista property recorded in the statement operations during the year ended December 31, 2015 was $2.2 million.

At December 31, 2014, the assets and liabilities relating to the Bellavista project were separately disclosed on the balance sheet as “Assets classified as held for sale” and “Liabilities associated with assets held for sale.”

Trebol

In the fourth quarter of 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties and gave up its right to the exploration concession. As a result, the carrying value of these properties was written off in the amount of $21.5 million.

11	Other assets

	2015	2014
	$	$

Loan receivable, including accrued interest	7,241	12,486
Debt service reserve account (Note 12)	4,092	3,628
Low-grade stockpile	3,982	1,595
Reclamation deposits	1,996	2,276
Fair value of derivative instruments	629	250
Other	2,119	1,358

	20,059	21,593

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Long-term debt

	2015	2014
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	(41,445)	(29,258)
	217,305	229,492
New revolving corporate credit facility:
Principal amount	225,000	-
Less: unamortized transaction costs	(5,086)	-
	219,914	-
Old revolving corporate credit facility:
Principal amount	-	125,000
Less: unamortized transaction costs	-	(3,382)
	-	121,618
Equipment loans/finance lease obligations:
Otjikoto equipment loan facility (net of unamortized transaction costs)	21,291	23,719
Nicaraguan equipment loans	4,682	4,459
	25,973	28,178
	463,192	379,288
Less: current portion	(11,726)	(10,456)
	451,466	368,832

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The gain on fair value of convertible notes recorded in the statement operations for the year ended December 31, 2015 was $6.9 million (2014 - $9.8 million). The change in fair value of the notes recognized in the statement of operations is stated after reducing it by $2.4 million (2014 - $11.0 million) of interest expense which was attributable to eligible expenditures on the Otjikoto property to the date it was ready for intended use and $0.8 million (2014 - $nil) attributable to eligible expenditures on the Fekola property. These amounts were capitalized to the carrying amount of the properties.

Interest payments for the year ended December 31, 2015 were $8.4 million (2014 – $9.3 million).

New revolving credit facility

On May 20, 2015, as amended on March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also incorporates an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF. This was used to repay the cumulative amount drawn under the old revolving credit facility. During the remainder of the year ended December 31, 2015, an additional $75 million was drawn down leaving an undrawn balance of $125 million at December 31, 2015.

Transaction costs relating to the New RCF totalled $6.3 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

For year ended December 31, 2015, the interest and financing expense relating to the New RCF recognized in the statement of operations was reduced by $0.4 million (2014 - $nil), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

Old revolving credit facility

On May 26, 2015, the Company drew down $25 million under the old revolving credit facility (the “Old RCF”) for a total balance drawn of $150 million. On June 11, 2015 the Company repaid the $150 million outstanding under the Old RCF with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For year ended December 31, 2015, the interest and financing expense relating to the Old RCF recognized in the statement of operations was reduced by $0.8 million (2014 - $2.7 million), which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property.

Otjikoto equipment loan facility

On December 4, 2013, a subsidiary of the Company, B2Gold Namibia Minerals (Proprietary) Limited (the “Borrower”) entered into a $40.9 million term loan facility with Caterpillar Financial SARL, as arranger, and Caterpillar Financial Services Corporation, as original lender, to finance or refinance equipment at the Company’s Otjikoto project. Loans may be advanced under the facility until March 31, 2016, and each loan is repayable in 20 equal quarterly instalments. The final repayment date shall be the earlier of the date when the last loan advanced under the facility falls due and June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly.

During the year ended December 31, 2015, the Borrower drew an additional $3.9 million under the facility (2014 - $20.3 million). At December 31, 2015, the Borrower had $6.5 million available to draw, based on current exchange rates. Transaction costs relating to the facility totalled approximately $1.6 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Borrower is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At December 31, 2015, the balance in the DSRA was $4.1 million (2014 - $3.6 million) (Note 11).

The indebtedness of the Borrower under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Borrower, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the Borrower’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

Nicaragua equipment loans

During the year ended December 31, 2015, subsidiaries of the Company purchased mobile heavy equipment valued at $2.0 million (2014 - $3.0 million) for its Libertad and Limon operations. The Company paid 15% of the value of the equipment in cash and entered into five credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. Two of the contracts have thirty six to sixty month term, with quarterly payments of principal and interest at a fixed rate of LIBOR plus 4.0% . The remaining three contracts have a twelve month term, with monthly payments of principal and interest at a fixed rate of LIBOR plus 10.0% . The Company has provided security on the loan in the form of the related equipment.

Masbate finance lease obligations

CGA, through several of its subsidiaries, entered into a finance lease for certain mobile equipment at the Masbate operations. During the first quarter of 2014, the Company notified Leighton Holdings Limited that it was exercising its option to terminate the mining services agreement effective December 31, 2014 and would purchase the leased assets under the agreement. On June 30, 2014, the Company terminated the finance lease and took ownership of certain of the leased assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2015:

	2016	2017	2018	2019	2020	Total
	$	$	$	$	$	$

Convertible senior subordinated notes:
Principal	-	-	258,750	-	-	258,750
Interest	8,409	8,409	8,409	-	-	25,227

New revolving credit facility:
Principal	-	-	-	225,000	-	225,000
Interest & commitment fees (estimated)	8,785	8,785	8,785	3,416	-	29,771

Otjikoto equipment loan facility:
Principal	6,865	6,865	6,820	1,461	-	22,011
Interest (estimated)	795	514	233	29	-	1,571

Nicaraguan equipment loans:
Principal	1,681	1,657	945	358	41	4,682
Interest (estimated)	167	100	37	7	-	311
	26,702	26,330	283,979	230,271	41	567,323

13	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2015, management used a risk-free rate applicable to each location’s functional currency ranging from 1.64% to 2.64% and an inflation rate of 2%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $67.2 million at December 31, 2015. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2042.

The following table shows the movement in the provision for mine restoration provisions:

	2015	2014
	$	$

Balance, beginning of year	53,019	46,800
Reclamation spending	(414)	(1,721)
Accretion expense	1,411	1,193
Change in obligation	10,302	11,102
Transfer to liabilities associated with assets held for sale	-	(3,886)
Foreign currency translation adjustment	(296)	(469)

Balance, end of year	64,022	53,019
Less: current portion	(483)	(1,062)
	63,539	51,957

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

14	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2015, the Company had 927,073,436 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

In January 2015, the Company issued approximately 3.1 million common shares for consideration of $6 million as part of the acquisition of the 10% non-controlling interest of Songhoi, the entity that owns the Fekola project (Note 10).

On March 19, 2015, the Company issued approximately 3.0 million common shares for consideration of $4.7 million as part of the acquisition of rights held by a local Malian company under an exclusive joint agreement signed in 2005 (Note 10).

On October 3, 2014, the Company issued approximately 237.4 million common shares in exchange for all of the issued and outstanding shares of Papillon (Note 7).

During 2015, the Company received $0.6 million (2014 - $2.8 million) pursuant to the exercise of 0.6 million (2014 – 2.9 million) stock options.

Stock options

During 2015, approximately 22.5 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$ 1.65 to Cdn.$ 2.40 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $13.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.9%, an expected life of up to 3 years, an expected volatility ranging from 57% to 58%, and a dividend yield rate of nil.

During 2014, approximately 6.2 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.00 to Cdn.$3.15 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $6.2 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.2%, an expected life of up to 3 years, an expected volatility ranging from 56% to 60%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2015, share-based payments expense, relating to the vesting of stock options, was $10.9 million (2014 - $7.2 million), net of $1.9 million (2014 - $3.2 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2013	40,060	3.02
Granted	6,226	2.84
Exercised	(2,926)	1.05
Forfeited or expired	(1,564)	2.96

Outstanding at December 31, 2014	41,796	3.13
Granted	22,519	2.00
Exercised	(576)	1.29
Forfeited or expired	(4,615)	3.54

Outstanding at December 31, 2015	59,124	2.69

During 2015, 0.6 million (2014 – 2.9 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn.$2.28 (2014 – Cdn.$3.04) .

Stock options outstanding and exercisable as at December 31, 2015 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.84 – 0.99	427	2.62	0.84	427	0.84
1.00 – 1.99	345	4.49	1.77	3	1.90
2.00 – 2.99	29,001	3.73	2.11	8,488	2.25
3.00 – 3.99	28,342	1.86	3.11	22,725	3.12
4.00 – 4.99	530	1.63	4.75	530	4.75
9.20 – 13.67	479	0.63	12.39	479	12.39
	59,124	2.79	2.69	32,652	3.02

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2015, the Company granted approximately 1.7 million (2014 – 2.2 million) RSU to executive officers and employees of the Company. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $2.6 million (2014 - $6.4 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2015, share-based payments expense, relating to the vesting of RSU, was $4.3 million (2014 - $6.7 million), net of $0.1 million (2014 - $0.3 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2013	2,958
Granted	2,222
Vested and converted to common shares	(2,615)

Outstanding at December 31, 2014	2,565
Granted	1,715
Vested and converted to common shares	(2,564)
Outstanding at December 31, 2015	1,716

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

On April 30, 2014, 0.75 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award) in the year ended December 31, 2014.

15	Gold commitments

Under the terms of the Old RCF (Note 12), the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

At December 31, 2015, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	9,000	9,000	7,500	25,500
Average price per ounce (rand)	16,020	16,020	16,020	16,020

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Derivative financial instruments

Gold forwards

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF (Note 15). The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

As a result of the repricing, these contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge in the statement of operations. Following initial recognition of the contracts, at December 31, 2015, a further unrealized loss on derivative instruments of $7.4 million was recorded in the statement of operations relating to these contracts.

In connection with the termination of the Old RCF, the Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at December 31, 2015, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	33,186	35,916	35,916	105,018
Average price per ounce (rand)	15,002	15,044	15,044	15,031

The unrealized fair value of these contracts at December 31, 2015 was $(21.4) million.

Gold zero-cost collar contracts

In the second and third quarters of 2013, as a result of the requirements under the Old RCF, the Company entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2015, the Company recorded an unrealized derivative gain of $0.5 million (2014 – $0.5 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at December 31, 2015:

	2016	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	10,200	10,200	1,400	21,800
Average floor price	$1,000	$1,000	$1,000	$1,000

Ceiling amount (ounces)	18,300	18,300	2,100	38,700
Average ceiling price	$1,721	$1,721	$1,700	$1,720

The unrealized fair value of these contracts at December 31, 2015 was $0.9 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Forward contracts – fuel oil, gas oil, diesel

In the fourth quarter of 2014 and during the year ended December 31, 2015, the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between January 2015 and January 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2015, the Company recorded an unrealized derivative loss of $5.1 million (2014 – $3.1 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2015:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	21,901	16,444	1,328	39,673
Average strike price	$0.33	$0.31	$0.31	$0.32

Forward – gas oil:
Litres (thousands)	12,606	4,158	280	17,044
Average strike price	$0.45	$0.44	$0.44	$0.45

Forward – diesel:
Litres (thousand)	8,484	706	-	9,190
Average strike price	$0.47	$0.46	$-	$0.46

The unrealized fair value of these contracts at December 31, 2015 was $(8.2) million.

Foreign currency contracts

In previous years, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. During the year ended December 31, 2014, all of the Company’s forward currency contracts settled. The Company recognized a realized derivative loss of $1.9 million on these contracts in 2014 and an unrealized gain of $2.6 million.

17	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, and debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2015, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2015		As at December 31, 2014

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 9)	10,163	-	18,408	-
Convertible senior subordinated notes (Note 12)	-	(217,305)	-	(229,492)
Gold forward contracts (Note 16)	-	(21,390)	-	-
Fuel derivative contracts (Note 16)	-	(8,196)	-	(3,100)
Gold collar contracts (Note 16)	-	866	-	348

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and the successful development of the Fekola Project are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2015, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and counter-party risk for its gold collars. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2015, the Company had cash and cash equivalents of $85.1 million. Cash provided by operating activities totalled $175.4 million for the year ended December 31, 2015. As at December 31, 2015, the Company had available a $350 million Senior Credit Facility of which $225 million had been utilized leaving an undrawn balance of $125 million.

As at December 31, 2015, the Company had an unused balance of $6.5 million under the Otjikoto equipment loan facility.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2015, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 12 for debt repayments and Note 23 for purchase commitments.

	2016	2017	2018	2019	2020	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	58,744	-	-	-	-	58,744
Derivative liabilities	10,618	8,944	10,024	-	-	29,586
Convertible senior subordinated notes:
Principal	-	-	258,750	-	-	258,750
Interest	8,409	8,409	8,409	-	-	25,227
New revolving credit facility:
Principal	-	-	-	225,000	-	225,000
Interest & commitment fees (estimated)	8,785	8,785	8,785	3,416	-	29,771
Otjikoto equipment loan facility:
Principal	6,865	6,865	6,820	1,461	-	22,011
Interest (estimated)	795	514	233	29	-	1,571
Nicaraguan equipment loans:
Principal	1,681	1,657	945	358	41	4,682
Interest (estimated)	167	100	37	7	-	311
Capital expenditure commitments	87,451	3,144	-	-	-	90,595
Mine restoration provision	483	1,723	-	6,030	12,035	20,271
Employee future benefits	662	662	662	2,476	2,055	6,517
Other liabilities	6,000	3,500	-	-	-	9,500
	190,660	44,303	294,665	238,777	14,131	782,536

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars and South African rand, Philippine pesos and CFA francs. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar and South African rand, Philippine pesos and CFA francs fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Namibia, the Philippines and Nicaragua.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2015, $70 million of the Company’s $85.1 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $1.5 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives and rand denominated gold forwards that are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $1.4 million change in the value of the fuel derivative portfolio. A 10% change in the United States dollar forward price of gold would result an $11.2 million change in the value of the gold forward portfolio and a 10% change in the rand versus the United States dollar would result in a $12.4 million change in the value of the gold forward portfolio.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

18	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2015	2014
	$	$

Consolidated loss before income taxes	(143,444)	(751,450)
Canadian federal and provincial income tax rates	26.00%	26.00%

Income tax recovery at statutory rates	(37,295)	(195,377)

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(780)	(28,339)
Non-deductible expenditures	11,678	11,790
Losses for which no tax benefit has been recorded	8,873	19,187
Impairment of goodwill	-	52,538
Impairment of investment in joint venture	9,407	25,045
Withholding tax and minimum tax	6,723	1,909
Change due to foreign exchange	9,706	(1,339)
Accruals for tax audits	(3,432)	6,000
Changes in estimates of deferred tax assets	5,964	10,769
Deferred tax liability in respect of future distributions of foreign subsidiary earnings	(8,437)	8,437
Non-deductible portion of losses	(738)	4,060
Amounts under/(over) provided for in prior years	-	255

Income tax expense (recovery)	1,669	(85,065)

Current income tax, withholding and other taxes	9,171	24,251
Deferred income tax recovery	(7,502)	(109,316)

Income tax expense (recovery)	1,669	(85,065)

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2015	2014
	$	$

Namibia	19,834	-
Nicaragua	(16,039)	18,310
Philippines	(8,281)	(105,075)
Canada	-	(322)
Australia	-	239
Other	6,155	1,783

	1,669	(85,065)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax liabilities and deferred tax expense is as follows:

	Deferred tax (liabilities)/		Deferred income
	assets		tax (recovery)/expense
	As at	As at
	December 31,	December 31,
	2015	2014	2015	2014
	$	$	$	$

Operating loss carry-forwards	67,834	68,336	502	(62,096)
Current assets and liabilities	(108)	117	227	11,549
Derivatives	8,021	-	(8,021)	-
Mining interests	(147,598)	(145,123)	2,475	(69,083)
Long term debt	(5,401)	(1,882)	3,519	(3,629)
Mine restoration provisions	11,900	13,498	1,598	(251)
Other	(3,587)	(4,088)	(503)	5,841
Future withholding tax	-	(8,437)	(8,437)	8,437
Deferred tax charged to equity	-	-	1,138	(84)

	(68,939)	(77,579)	(7,502)	(109,316)

The Company has the following unrecognized deferred tax assets:

	2015	2014
	$	$

Operating loss carry-forwards	30,866	26,348
Current assets	-	11,458
Debt and share issue costs	1,356	352
Mine restoration provisions	7,475	1,166
Mining interests and other	4,969	3,919

	44,666	43,243

The Company has not recognized the potential deferred tax assets of $44.7 million (2014 - $43.2 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax position was as follows:

	2015	2014
	$	$
Balance, beginning of year	77,579	186,811
Deferred income tax recovery	(7,502)	(109,316)
Amount charged to OCI	-	84
Amount charge to equity	(1,138)	-
	(8,640)	(109,232)
Balance, end of year	68,939	77,579

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2015, the Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future taxable income that can be reduced by tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Year of	Canada	Colombia	Nicaragua	Burkina Faso	Total
expiry	$	$	$	$	$

2017	-	-	-	4,786	4,786
2027	125	-	-	-	125
2028	568	-	-	-	568
2029	3,831	-	-	-	3,831
2030	10,602	-	-	-	10,602
2031	7,809	-	-	-	7,809
2032	13,200	-	-	-	13,200
2033	5,526	-	-	-	5,526
2034	30,118	-	-	-	30,118
2035	32,844	-	-	-	32,844
No expiry	-	3,311	17,839	-	21,150
Total	104,623	3,311	17,839	4,786	130,559

At December 31, 2015 the Company had capital losses in Canada of $29.3 million which have no expiry date and can be applied against future capital gains.

19	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2015	2014
	$	$

Depreciation and depletion	144,294	112,556
Impairment of goodwill and long-lived assets (Note 6)	107,984	734,378
Write-down of mineral property interests (Note 10)	16,095	21,465
Share-based payments (Note 14)	15,215	16,105
Non-cash interest and financing expense	5,522	-
Non-recoverable input taxes	660	16,264
Unrealized gain on fair value of convertible notes (Note 12)	(6,903)	(9,797)
Write-down of long-term investments (Note 9)	6,766	7,194
Accretion of mine restoration provisions (Note 13)	1,412	1,193
Deferred income tax recovery	(7,502)	(109,316)
Gain on sale of Bellavista property (Note 10)	(2,192)	-
Unrealized loss on derivative instruments (Note 16)	23,457	50
Other	8,292	4,275
	313,100	794,367

Changes in non-cash working capital:

	2015	2014
	$	$

Accounts receivable and prepaids	3,052	10,090
Value-added and other tax receivables	2,309	3,790
Inventories	7,644	(7,495)
Accounts payable and accrued liabilities	7,170	(3,564)
Income and other taxes payables	(5,923)	952
	14,252	3,773

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Other exploration and development:

	2015	2014
	$	$

Kiaka Project, exploration	(3,958)	(7,906)
Fekola Project, exploration	(3,072)	(6,887)
Otjikoto Mine, exploration	(4,196)	(6,274)
Libertad Mine, exploration	(4,637)	(4,654)
Limon Mine, exploration	(3,324)	(4,163)
Masbate Mine, exploration	(5,055)	(4,082)
Pavon, exploration	(2,226)	(1,215)
Other	(7,529)	(5,489)
	(33,997)	(40,670)

Non-cash investing and financing activities:

	2015	2014
	$	$

Common shares issued for Papillon acquisition (Note 7)	-	484,277
Common shares issued for mineral interests	206	-
Share-based compensation, capitalized to resource property interests	1,888	3,490
Equipment purchased under finance lease	-	2,115
Equipment purchased under equipment loan	1,754	2,512
Interest expense, capitalized to mining interests	4,361	13,684
Change in accounts payable and accrued liabilities relating to resource property expenditures	(475)	(11,671)

20	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2015	2014
	$	$

Salaries and short-term employee benefits	5,016	8,274
Share-based payments	6,137	8,922

	11,153	17,196

21	Production costs by nature

	2015	2014
	$	$

Raw materials and consumables	151,350	122,656
Contractors	74,691	106,380
Salaries and employee benefits	55,088	34,909
Electricity	20,352	20,210
Equipment rental	4,641	2,392
Other	18,647	9,283
Silver credits	(9,260)	(8,549)
Change in inventories	7,136	(4,285)
Capitalized to mining interests	(23,328)	(19,257)
	299,317	263,739

Salaries and employee benefits expense included in general and administrative costs were $16.3 million for the year ended December 31, 2015 (2014 - $16.5 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

22	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Otjikoto, Masbate, Libertad and Limon mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Mine	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	141,680	208,641	142,291	61,044	-	-	-	-	-	553,656
Production costs	54,508	119,924	88,082	36,803	-	-	-	-	-	299,317
Depreciation & depletion	39,030	36,232	43,465	25,567	-	-	-	-	267	144,561
Impairment of long- lived assets	-	-	48,876	22,924	-	36,184	-	-	-	107,984
Write-off mineral property interest	363	7,170	-	-	-	-	30	8,532	-	16,095
Current income tax, withholding and other taxes	-	1,454	3,601	624	-	-	-	-	3,492	9,171
Net income (loss)	2,819	32,590	(41,078)	(24,814)	(2,155)	(36,184)	(2,254)	(8,764)	(65,273)	(145,113)
Capital expenditures	38,975	42,746	25,139	22,170	132,437	10,638	3,958	9,754	384	286,201
Total assets	450,587	516,672	145,163	78,446	632,491	41,193	63,422	57,896	38,512	2,024,382

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	2014

								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	-	233,953	189,647	63,024	-	-	-	-	-	486,624

Production costs	-	137,617	85,158	40,964	-	-	-	-	-	263,739

Depreciation & depletion	-	51,108	43,218	18,230	-	-	-	-	257	112,813

Impairment of goodwill and other long-lived assets	-	638,052	-	-	-	96,326	-	-	-	734,378

Write-off mineral property interest	-	-	-	-	-	-	-	21,465	-	21,465

Current income tax, withholding and other taxes	-	4,481	19,045	656	-	-	69	-	-	24,251

Net (loss) income	(1,109)	(529,545)	22,487	(893)	(581)	(94,082)	(1,094)	(22,045)	(39,523)	(666,385)

Capital expenditures	179,454	43,970	33,017	19,702	6,887	14,015	7,906	6,704	80	311,735

Total assets	473,220	508,363	222,092	106,149	515,142	66,724	59,188	56,765	110,955	2,118,598

The Company’s mining interests are located in the following geographical locations:

	2015	2014
	$	$

Mining interests
Mali	639,780	521,033
Philippines	419,129	414,016
Namibia	396,338	430,668
Nicaragua	171,087	268,115
Colombia	71,111	96,577
Burkina Faso	64,934	59,511
Chile	1,964	-
Finland	489	-
Canada	928	813
	1,765,760	1,790,733

23	Commitments

As at December 31, 2015, the Company had commitments (in addition to those disclosed elsewhere in these financial statements) for payments of $90.6 million for Fekola project equipment and development costs. Of this $87.5 million is expected to be incurred in 2016 and $3.1 million in 2017.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

24	Subsequent events

Prepaid sales

On March 14, 2016, the Company received approvals for Prepaid Sales Financing Arrangements of up to $120 million from its New RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment (“Prepaid Amount”).

The Prepaid Sales Arrangements have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly installments during 2017 and 2018.

Initial Prepaid Sales contracts have been entered into for the delivery of approximately 43,100 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $100 million. Proceeds from the Prepaid Sales will be used for the construction of the Company’s Fekola Project in Mali.

Fekola equipment loan facility

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $81 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $81 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Facility shall be available for a period commencing on the closing date of The Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of The Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of The Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

Otjikoto equipment loan facility

The Otjikoto equipment loan facility, entered into on December 4, 2013 has been increased by $4.5 million to $45.4 million. This will allow B2Gold Namibia to finance or refinance 2016 mining fleet and equipment at the Company's Otjikoto Mine in Namibia. Completion and funding under the facility are subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 25)
For the year ended December 31, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2014	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2015	Balance at Dec. 31, 2014	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2015	As at Dec. 31, 2015	As at Dec. 31, 2014
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)

Otjikoto	-	26,098	(363)	411,856	-	437,591	-	(41,810)	-	(41,810)	395,781	-
Masbate	420,644	46,455	(304)	5,226		472,021	(91,706)	(34,068)	200	(125,574)	346,447	328,938
Libertad	296,102	26,552	(50,359)	-	-	272,295	(127,704)	(42,689)	672	(169,721)	102,574	168,398
Limon	142,772	21,042	(23,023)	-	-	140,791	(62,865)	(24,421)	89	(87,197)	53,594	79,907
	859,518	120,147	(74,049)	417,082	-	1,322,698	(282,275)	(142,988)	961	(424,302)	898,396	577,243
Masbate undeveloped mineral interests	85,078	-	(7,170)	(5,226)	-	72,682	-	-	-	-	72,682	85,078

Mine under construction

Fekola	-	106,561	-	524,963	-	631,524	-	-	-	-	631,524	-
Otjikoto	430,668	9,877	-	(415,809)	(24,736)	-	-	-	-	-	-	430,668
	430,668	116,438	-	109,154	(24,736)	631,524	-	-	-	-	631,524	430,668

Exploration & evaluation properties (non-depletable)

Fekola	514,965	44,528	(38,483)	(521,010)	-	-	-	-	-	-	-	514,965
Kiaka	59,062	4,307	(30)	-	-	63,339	-	-	-	-	63,339	59,062
Mocoa	28,652	65	-	-	-	28,717	-	-	-	-	28,717	28,652
Pavon	6,238	2,294	(8,532)	-	-	-	-	-	-	-	-	6,238
Calibre	10,022	1,230	-	-	-	11,252	-	-	-	-	11,252	10,022
Other	10,066	6,462	-	-	-	16,528	-	-	-	-	16,528	10,066
	629,005	58,886	(47,045)	(521,010)	-	119,836	-	-	-	-	119,836	629,005

Corporate

Office, furniture & equipment	1,768	382	(88)	-	-	2,062	(955)	(267)	88	(1,134)	928	813
	1,768	382	(88)	-		2,062	(955)	(267)	88	(1,134)	928	813
	2,006,037	295,853	(128,352)	-	(24,736)	2,148,802	(283,230)	(143,255)	1,049	(425,436)	1,723,366	1,722,807

Investments in joint ventures (accounted for using the equity method)

Gramalote	66,725	10,652	(36,184)	-	-	41,193	-	-	-	-	41,193	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	67,926	10,652	(36,184)	-		42,394	-	-	-	-	42,394	67,926
	2,073,963	306,505	(164,536)	-	(24,736)	2,191,196	(283,230)	(143,255)	1,049	(425,436)	1,765,760	1,790,733

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 25)
For the year ended December 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2013	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2014	Balance at Dec. 31, 2013	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2014	As at Dec. 31, 2014	As at Dec. 31, 2013
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)

Masbate mine	723,155	52,810	(372,782)	17,461	-	420,644	(40,744)	(51,764)	802	(91,706)	328,938	682,411
Libertad (including Jabali)	259,518	36,641	(57)	-	-	296,102	(83,927)	(43,832)	55	(127,704)	168,398	175,591
Limon	120,139	22,734	(101)	-	-	142,772	(44,970)	(17,957)	62	(62,865)	79,907	75,169
	1,102,812	112,185	(372,940)	17,461	-	859,518	(169,641)	(113,553)	919	(282,275)	577,243	933,171

Masbate undeveloped mineral interests	176,460	-	(73,921)	(17,461)	-	85,078	-	-	-	-	85,078	176,460

Mine under construction

Otjikoto	289,945	173,927	-	-	(33,204)	430,668	-	-	-	-	430,668	289,945

Exploration & evaluation properties (non-depletable)

Fekola	-	514,965	-	-	-	514,965	-	-	-	-	514,965	-
Kiaka	50,550	8,512	-	-	-	59,062	-	-	-	-	59,062	50,550
Mocoa	28,200	452	-	-	-	28,652	-	-	-	-	28,652	28,200
Trebol & Pavon	24,870	3,398	(21,465)	(565)	-	6,238	-	-	-	-	6,238	24,870
San Jose	1,123	175	-	617	-	1,915	-	-	-	-	1,915	1,123
Calibre	8,496	1,526	-	-	-	10,022	-	-	-	-	10,022	8,496
Other	861	7,342	-	(52)	-	8,151	-	-	-	-	8,151	861
	114,100	536,370	(21,465)	-	-	629,005	-	-	-	-	629,005	114,100
Corporate & other

Bellavista	2,611	-	-	(2,611)	-	-	-	-	-	-	-	2,611
Office, furniture & equipment	1,688	80	-	-	-	1,768	(698)	(257)	-	(955)	813	990
	4,299	80	-	(2,611)	-	1,768	(698)	(257)	-	(955)	813	3,601
	1,687,616	822,562	(468,326)	(2,611)	(33,204)	2,006,037	(170,339)	(113,810)	919	(283,230)	1,722,807	1,517,277

Investments in joint ventures (accounted for using the equity method)

Gramalote	148,967	14,085	(96,327)	-	-	66,725	-	-	-	-	66,725	148,967
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	150,168	14,085	(96,327)	-	-	67,926	-	-	-	-	67,926	150,168
	1,837,784	836,647	(564,653)	(2,611)	(33,204)	2,073,963	(170,339)	(113,810)	919	(283,230)	1,790,733	1,667,445